UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of the Summary of the Ordinary and Extraordinary Shareholders’ Meeting submitted to the Comisión Nacional de Valores (CNV) dated April 27, 2017

Item 1. English translation of the Summary of the Ordinary and Extraordinary Shareholders’ Meeting submitted to the Comisión Nacional de Valores (CNV) dated April 27, 2017

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

April 27, 2017

On April 27, 2017, at 03.30 PM Mr. Julio Patricio Supervielle as Chairman of Grupo Supervielle S.A. called the meeting to order and took over the chairmanship of the Ordinary and Extraordinary Shareholders’ Meeting (the “AGM”).

Pursuant to the Book of Shares Deposit and Attendance to General Meetings No. 2, 17 shareholders attended the AGM: 12 in person and 5 represented by a duly authorized agent, holding 340,535,710 book entry shares, 126,738,188 of which account for Class A shares entitled to 5 votes per share and the remaining 213,797,522 of which account for Class B shares entitled to 1 vote per share, with all such shares having a face value of ARS 1, representing capital of ARS 340,535,710 (93.6110% of the capital stock) and 847,488,462 votes (97.3308% of votes).

The AGM was attended by Directors Messrs. Emérico Alejandro Stengel, Atilio Dell’Oro Maini (Board Secretary), Laurence Mengin de Loyer, María Gabriela Macagni and Diana Mondino; Syndics Enrique Barreiro, Carlos Asato and María Cristina Fiorito; the representative of the National Securities Commission Ms. María Alejandra Padrón and the representative of Buenos Aires Stock Exchange Mr. Ariel Schmutz; and the certified public accountant for fiscal year ended on December 31, 2016, Mr. Marcelo Trama, of Price Waterhouse & Co. S.R.L.

Having confirmed the existence of enough quorum to hold the AGM pursuant to articles 243 and 244 of the General Corporations Law, the AGM was formally called to order at first call, and those items included in the agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

Mr. Juan Pablo Molinari (in person) and Ms. Cecilia Galarza (representative of the shareholder FGS-ANSES) were appointed by a majority vote to sign the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 847,477,187

Abstentions: 10,725

Negative votes: 550

2.	Consideration of the documentation required by Article 234, subsection 1°, of Law N° 19,550 for the fiscal year ended on December 31, 2016.

The Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information to such financial statements, Inventory, Auditor’s Report, Board’s minutes and the Auditing Commission’s Report for fiscal year ended on December 31, 2016 were passed by unanimity of computable votes cast.

The following is the outcome of such voting process:

Positive votes: 843,755,587

Abstentions: 3,732,875

Negative votes: 0

3.	Consideration of the performance and fees of the Board of Directors during fiscal year ended in December 31, 2016. Consideration of the remuneration of the Board of Directors for fiscal year ended in December 31, 2016 and as of the date of this Shareholders’ Meeting (total remunerations).

The performance of the Board of Directors during fiscal year ended on December 31, 2016 was passed by a majority vote.

The following is the outcome of such voting process:

Positive votes: 113,029,425

Abstentions: 732,919,892

Negative votes: 1,539,145

Likewise, the following items were passed by a majority vote: (i) the approval of global fees to be paid to the Board which amount to ARS 17,194,211 on account of which advanced and paid fees shall be applied; (ii) the authorization of the Board of Directors to pay fees in advance ad referendum to be decided by the annual shareholders’ meeting after reviewing annual financial statements of the Company as of December 31, 2017.

The following is the outcome of such voting process:

Positive votes: 116,229,425

Abstentions: 729,719,892

Negative votes: 1,539,145

4.	Consideration of the performance and fees of the Supervisory Committee for fiscal year ended in December 31, 2016 and as of the date of this Shareholders’ Meeting.

The performance of the Supervisory Committee for fiscal year ended on December 31, 2016 was passed by a majority vote. The following is the outcome of such voting process:

Positive votes: 816,384,137

Abstentions: 30,447,680

Negative votes: 656,645

Likewise, the following items were decided: (i) the approval of fees to the Audit Commission members for fiscal year ended on December 31, 2016 to be paid as follows: the amount of ARS 6,960 to be paid to Mr. Enrique Barreiro; the amount of ARS 124,320 to be paid to Mr. Carlos Asato and the amount of ARS 8,640 to be paid to Ms. María Cristina Fiorito, on account of which advance and paid fees shall be applied; and the authorization of advance fees to be paid to the Audit Commission ad referendum to be decided by the annual shareholders’ meeting after reviewing annual financial statements of the Company as of December 31, 2017.

The following is the outcome of such voting process:

Positive votes: 819,584,137

Abstentions: 27,247,680

Negative votes: 656,645

5.	Appointment of members of the Board of Directors.

The following items were passed by a majority vote: (i) the renewal for two fiscal years (that is, until the annual shareholders’ meeting in charge of reviewing the Company’s financial statements as of December 31, 2018 is held) and the appointment as regular directors of Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Richard Guy Gluzman and Jorge Oscar Ramírez; (ii) the acceptance of Ms. Diana Mondino’s resignation to her position as regular director, with a vote of gratitude for her performance in the Company’s Board of Directors and who will remain related to the Company by rendering external advisory services to the Company and its affiliates; and (iii) the appointment of Mr. Jorge Luis Mocetti as her replacement, for the completion of the outgoing regular director’s term (that is, until the annual shareholders’ meeting in charge of reviewing the Company’s financial statements as of December 31, 2017 is held). Likewise, it was expressly stated that, pursuant to the criteria set by the National Securities Commission’s Standards in such regard, Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini and Jorge Oscar Ramírez shall bear a “non independent” status, whereas Messrs. Richard Guy Gluzman and Jorge Luis Mocetti shall bear an “independent” status.

The following is the outcome of such voting process:

Positive votes: 775,627,727

Abstentions: 30,391,450

Negative votes: 41,469,285

6.	Appointment of members of the Auditing Commission.

Messrs. Enrique José Barreiro, Carlos Alberto Asato and María Cristina Fiorito were appointed Regular Syndics by a majority vote and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Carlos Alfredo Ojeda were appointed Alternate Syndics by a majority vote. All such appointed members shall render services during a fiscal year (that is, until the annual shareholders’ meeting in charge of reviewing the Company’s financial statements as of December 31, 2017 is held).

The following is the outcome of such voting process:

Positive votes: 815,506,082

Abstentions: 27,245,185

Negative votes: 4,737,195

7.	Consideration of the Results for Fiscal Year ended on December 31, 2016. Allocation of funds. Distribution of dividends.

The following distribution of earnings for fiscal year ended on December 31, 2016, which amounted to ARS 1,311,304,662.01 was passed by unanimity of computable votes cast: (i) ARS 22,961,417.60 to Legal Reserve; (ii) ARS 65,500,000 to Dividends in Cash to be paid within 30 days after the AGM; and (iii) ARS 1,222,843,244.41 to Optional Reserve, following a conservative administrative criterion and aimed at addressing future investment opportunities.

The following is the outcome of such voting process:

Positive votes: 847,477,737

Abstentions: 10,725

Negative votes: 0

8.	Appointment of a certified public accountant for fiscal year 2017 and determination of fees for the accountant rendering services during the previous fiscal year. Appointment of the alternate certified public accountant.

The following items were passed by a majority vote: (i) the appointment of Price Waterhouse & Co. S.R.L. as External Auditors of the Company’s financial statements as of December 31, 2017, with Mr. Diego Luis Sisto being designated as the Regular Certified Public Accountant and Mr. Marcelo Trama as the Alternate Certified Public Accountant; and (ii) the approval of fees amounting to ARS 512,600 for fiscal year ended on December 31, 2016.

The following is the outcome of such voting process:

Positive votes: 822,131,482

Abstentions: 19,973,800

Negative votes: 5,383,180

9.	Allocation of the budget to the Audit Committee pursuant to article 110 of Capital Markets Law N°26,831, to solicit and contract legal advisory and other independent professionals’ advisory services.

A budget of ARS 1,500,000 was passed by a majority vote to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services.

The following is the outcome of such voting process:

Positive votes: 818,703,587

Abstentions: 27,247,680

Negative votes: 1,537,195

10.	Consideration of the capitalization of an in-kind contribution and the resulting capital stock increase of the Company for an amount up to ARS 8,032,032 through the issuance of up to 8,032,032 ordinary Class B shares having a face value of ARS 1 each and 1 vote per share, which shall be subscribed at ARS 49.91 per share, entitled to receive dividends and any other amount due as from the issuance date and on the same conditions as other Class B shares outstanding at such moment. Consideration of issuance terms for new shares to be issued as a result of the capital stock increase. Delegation to the Board of Directors.

The following items were passed by a majority vote: (i) the capitalization of an in-kind contribution of 7,672,412 ordinary non-endorsable nominative shares of Sofital S.A.F. e I.I. with a face value of ARS 1 each and with one vote per share, owned and to be made effective by shareholder Julio Patricio Supervielle and an increase in capital stock of up to ARS 8,032,032, through the issuance of up to 8,032,032 new Class B ordinary book entry shares with 1 vote per share and face value of ARS 1 each, at a subscription price of ARS 49.91 per share, entitled to receiving dividends or any other amount due as from the issuance date and on the same conditions as other Class B shares outstanding at such moment; (ii) the delivery to the contributor of 4,321,208 new shares, representing 53.8% of the total increase; (iii) the subscription offer of 3,710,208 new shares solely for the purpose of ensuring the holders of the remaining 46.2% of the capital stock the due exercise of preemptive subscription rights and accretion rights over the new shares; (iv) unless the Board, in exercise of its delegated powers, decides otherwise, the new shares in connection with the exercise of preemptive subscription rights and accretion rights will be paid in cash, without prejudice to the fact that the new shares to be delivered to the contributor may be paid with the aforementioned in-kind contribution; (v) that the proportional relationship for the exercise of preemptive rights and accretion rights shall be 1 share for every 45.29 outstanding shares during the subscription period and that no fractional shares be settled for amounts under ARS 1. In case the shareholders’ exercising of their preemptive rights and accretion rights, given their ownership, results in the subscription of fractional shares, the right to subscribe for a new share shall be recognized; (vi) allocation of net subscription earnings in cash for the new shares to working capital or new capital contributions in controlled companies to the extent the Company’s Board of Directors deems it necessary; (vii) the request for authorization for the public offering of new shares before the National Securities Commission and the listing and/or relevant negotiation before the Mercado de Valores de Buenos Aires S.A. or any other company continuing its activities and/or Mercado Abierto Electrónico S.A., so that such increase shall be subscribed pursuant to the aforementioned terms; (viii) delegate to the Company’s Board of Directors (which in turn may sub-delegate such power to officers of the Company in due time) the power to determine the remaining issuance conditions for the authorized new shares, including, without limitation, their amount, their issuance date, form and conditions of payment, permanent or temporary specific allocation of the subscription earnings in cash and any other issuance condition for the new shares not specified during the AGM.

The following is the outcome of such voting process:

Positive votes: 141,892,892

Abstentions: 705,595,020

Negative votes: 550

11.	Reduction of the legal period for the exercise of preemptive rights and accretion rights for the subscription of new Class B ordinary shares to ten (10) days, pursuant to article 194 of Law N° 19,550.

A majority vote passed the reduction of the period to exercise the preemption rights and accretion rights over the new shares assigned to the exercise of preemptive rights and accretion rights to the minimum legal term of 10 days, pursuant to Article 194 of Law 19,550.

The following is the outcome of such voting process:

Positive votes: 847,472,027

Abstentions: 13,610

Negative votes: 2,825

12.	Request of relevant public offering authorization before the National Securities Commission and the listing and negotiation before authorized Markets to be timely defined by the Board.

A majority vote passed the request for authorization from the National Securities Commission for the public offering of new Class B shares to be issued and the listing and resulting negotiation for such shares before Mercado de Valores de Buenos Aires S.A. (or any other company continuing its activities), Mercado Abierto Electrónico S.A. and/or any other authorized securities market that may be timely chosen, assigning to the Company’s Board the drawing-up of the corresponding issuance prospectus for the new shares and execution of all necessary procedures before the aforementioned regulating agencies and any others that may be timely chosen in connection with obtaining the aforementioned authorization and any other procedures that may be necessary or convenient in connection with the issuance of the new shares.

The following is the outcome of such voting process:

Positive votes: 847,474,687

Abstentions: 13,225

Negative votes: 550

13.	Delegation of powers to the Board of Directors. Authorization to the Board pf Director to sub-delegate in one or more Directors of the Company or in one or more assigned managers pursuant to Article 270 of Law N° 19,550.

A majority vote passed the delegation of the most comprehensive powers to the Board for: (i) the processing and implementation of the capital stock increase agreed upon when addressing the tenth item of the agenda and the definition of the remaining issuance conditions for the new shares, including, without limitation, the start and end date of the preemptive and accretion subscription period, the issuance amount, the issuance date, the determination of the opportunity to demand the effectiveness of the in-kind contribution once all conditions subject to such demand are met, terms of payment, the permanent or temporary specific allocation of the funds resulting from the payment of the new shares assigned to the exercise of the preemption rights and the accretion rights, the choice of authorized market(s) in which the new shares shall be listed and negotiated, and any other term and condition that may need to be determined in connection with the aforementioned capital stock increase and the issuance of new shares representative of such increase; (iii) the obtaining of the authorization for the public offering, the listing and negotiation of the new shares to be issued before the National Securities Commission, Mercado de Valores de Buenos Aires S.A. (or any other company continuing its activities), and any other regulating agency or authorized market and the implementation of any procedures or filings that may be necessary or convenient in connection with such shares before any deposit and compensation systems with the purpose of obtaining the registration and/or deposit of the shares, including, without limitation, the Caja de Valores S.A. and/or any other like agency, bank or depositary entity; (iii) the negotiation, subscription, amendment and/or issuance of any documentation (including without limitation, the issuance prospectus for new shares both in draft and final copies, placement agreements, sub-placement agreements, deposit agreements and/or registration of shares before those agencies to be defined by the Board of Directors, among others) that may be necessary or convenient in connection with the capital stock increase, with the issuance of the new shares representative of such increase and with the subscription of such shares; (iv) the request of administrative consent and registration of amendments in the Company’s by-laws and of its conformed text as agreed upon in this AGM, taking into account that the Board of Directors may make amendment or deletions to the text approved herein for the purpose of complying with any observation made by the National Securities Commission, and to reflect the registration of the newly appointed director; (v) the processing and implementation of any other decision taken by this AGM, including the drawing-up of releases in relevant bulletins and newspapers, the submission of any documentation or amendment to meet any requirement that may be posed by any controlling agency, markets or any other agency. In turn, the Board of Directors may sub-delegate equally, all powers for the realization of all and every task, implicitly or explicitly authorized, in one or more directors or in one or more appointed managers pursuant to article 270 of Law 19,550.

The following is the outcome of such voting process:

Positive votes: 847,477,187

Abstentions: 10,725

Negative votes: 550

14.	Consideration of amendments to articles Fifth, Sixth, paragraph G) and Sixteenth of the by-laws. Consideration of a consolidated text of the by-laws.

A majority vote passed the amendment of articles Fifth, Sixth, paragraph (g) and the Sixteenth of the By-laws and the issuance of the resulting consolidated text, under the following conditions: “FIFTH ARTICLE”: The capital stock amounts to Pesos ________ ($ _________) represented by ________ (______) book entry Class A ordinary shares of ($1) one peso face value and the right to (5) five votes per share, and by ________ (______) book entry Class A ordinary shares of (ARS 1) one peso face value and the right to (1) one vote per share.[1] The capital stock be increased through ordinary shareholders’ meeting decision up to five-fold of the amount pursuant to article 188 of Law 19,550, being liable to register any capital increase resolution in public deed. As long as the Company is authorized to place a public offering of its shares, the capital stock: (a) will result from each subscription of the last approved capital stock increase and the capital evolution will be included in the Company’s financial statements; (b) pursuant to article 188 of Law N° 19,550, may be increased through ordinary shareholders’ meeting without any limitation whatsoever and without being compelled to amend by-laws. Upon each increase, features of those shares to be issued will be defined in virtue of such increase, and the Board may be assigned the power to issue such shares, at different times, as deemed convenient within the two-year period from such shareholders’ meeting date, as well as the definition of payment terms and conditions of such shares. As long as the Company is authorized to place a public offering of its shares, the shareholders’ meeting may pass the issuance of options to be issued or securities convertible in shares and assign the Board of Directors the definition of such issuance terms and conditions, rights to be granted, price fixing of options and shares resulting from such options, as well as any other issue susceptible to be assigned pursuant to all regulations in force.” “SIXTH ARTICLE PARAGRAPH G): Takeover Bid: Upon any takeover bid over the Company’s shares, there will be no difference in the price to be offered for ordinary shares regardless of the Class. Likewise, upon any Takeover Bid for control change, the price to be offered will not be lower than the highest price the bidder, acting individually or through consent with its affiliates and/or other persons, has paid or agreed to pay for the Company’s ordinary shares regardless of their Class over a 180-consecutive-day period prior to and on the offer submission date, which will be adjusted pursuant to provisions set by the Capital Markets Law and Regulations issued by the National Securities Commission; therefore, the price to be offered in any case shall be equitable.”; “SIXTEENTH ARTICLE: Quorum and the majority pursuant to articles 243 and 244 of Law N° 19,550 shall govern, according to the type of shareholders’ meeting, summon and items to be addressed, except for the extraordinary shareholders’ meeting quorum at second call, which shall be deemed constituted regardless of the number of present shares with voting right. Without detriment to the aforementioned, upon any amendment in paragraph g) of the sixth article of the Company’s by-laws, an absolute majority of votes cast shall be required for Class B shareholders attending the shareholders’ meeting.”

[1] Amounts will be included once the term to exercise preemption and accretion rights has elapsed pursuant to Article 194 of Law N° 19,550.

The following is the outcome of such voting process:

Positive votes: 770,275,912

Abstentions: 30,163,185

Negative votes: 47,049,365

15.	Authorizations.

A unanimity of computable votes cast passed the authorization for: (i) any of the Company’s Directors, relying on his/her broadest power, to issue in public deed and/or take any necessary and/or suitable step to implement and enforce all items approved and (ii) the granting of the broadest powers, including those resulting from Resolution IGJ 7/15, to Messrs. Juan Pablo Molinari, Ignacio Rutter, Sebastián Picasso, Pablo Morales, Sergio Gabriel Gabai, Marcelo Raúl Stefanuto, Leandro Carletti, María Lucrecia Galland and/ or Jadilla Fátima Haidar, so that any of them, acting separately, jointly, alternatively and indistinctly, may carry out all procedures and as many additional procedures as they may deem necessary and/or conducive to obtaining the formation and registration of matters resolved in the AGM by the relevant authorities, being able to sign public and/or private documents, release notices, subscribed to sworn statements and professional opinions required by regulations in force and so that after all relevant instruments have been granted, their registration with the relevant Commerce Registrar may be effected; and (iii) Messrs. Javier Errecondo, Carolina Curzi, María Constanza Martella, Delfina Lynch, Agustín Hyland, Magdalena Bléhaut, Mario Segers, Delfina Aira, Ximena Noguerol, Agustín Heredia, Consuelo Ballesteros, Roberto E. Silva (jr.), Francisco Abeal, Martín I. Lanús, Lucía Repetto, Agustín López Roualdes, María Laura D’Andreiz, and María Agustina Fox to, indistinctively, carry out all necessary procedures and steps to obtain all authorizations provided for in this AGM before the CNV, BYMA, BCBA, MAE and any other securities market, regulatory authority, agency or corresponding entity, including, without limitation, the Official Gazette, for which purpose they may submit application forms, make publications, sign documents, withdraw requests, withdraw copies of documentation, respond to requests, file appeals, separate or divide applications, request photocopies, grant any other public and/or private document and, in general terms, carry out any other procedure, diligences and steps that may be necessary to fulfill its mission.

The following is the outcome of such voting process:

Positive votes: 847,477,737

Abstentions: 10,725

Negative votes: 0

The AGM was adjourned at 5:00 PM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 5, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer